Exhibit 2

FOR IMMEDIATE RELEASE	24 JULY 2014

WPP PLC (“WPP”)

Kantar has invested in ZappiStore, a global pioneer in automated market research

WPP announces that Kantar, its wholly-owned data investment management business, has invested in ZappiStore Limited (“ZappiStore”), a global pioneer in automated market research, based in London.

Launched in 2013, ZappiStore offers powerful software applications which provide automated data collection and analytics through a self-service platform. The company currently operates in nine countries with plans to expand into 11 additional markets in the near future. ZappiStore’s clients include five of the top 10 global consumer goods companies.

This investment continues WPP’s strategy of strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Kantar is the data investment management division of WPP and one of the world’s largest insight, information and consultancy groups. By connecting with the diverse talents of its 12 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

In the UK, WPP companies (including associates) collectively generate revenues of nearly US$3 billion and employ over 15,000 people. Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP	+ 44(0) 207 408 2204